Exhibit 99.1
Form 51-102F3

Material Change Report

Item 1                  Name and Address of Company

Digatrade Financial Corp.
1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

Item 2                  Date of Material Change

November 20, 2018

Item 3                  News Release

November 20, 2018
Dissemination via Sedar and under Form 6-K on Edgar

Item 4                  Summary of Material Change

Digatrade Financial Corp (the “Company”) has added a new Director, Timothy G. Delaney

Item 5                  Full Description of Material Change

5.1                        Full Description of Material Change

Vancouver, British Columbia- DIGATRADE FINANCIAL CORP. (OTCQB: DIGAF) an OTC digital trade desk for institutions and financial technology “Fintech”” company today announced the addition of Timothy G. Delaney as a Director. Mr. Delaney will advise management with new business development and provide due diligence on prospective new opportunities within the Financial Technology “Fintech” sector.
Additional information will be provided as it materializes.

5.2                        Disclosure for Restructuring Transactions

None

Item 6                  Reliance on subsection 7.1(2) of National Instrument 51-102

None

Item 7                 Omitted Information

None

Item 8                   Executive Officer

Bradley James Moynes, CEO
+1(604) 200-0071

Item 9                  Date of Report

November 20, 2018